SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from

Commission file number SEC File No. 2-91561

A: DOVER CORPORATION RETIREMENT SAVINGS PLAN

(Full title of the plan)

B: DOVER CORPORATION

280 Park Avenue

New York, New York 10017
(212) 922-1640
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

(As Required by Items No. 1 thru 3)

INDEX

Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2003 and December 31, 2002	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and December 31, 2002	4
Notes to Financial Statements	5
Supplemental Schedules *:
Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2003	12
Schedule H, line 4a — Schedule of Delinquent Participant Contributions as of December 31, 2003	13
CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules outlined by section 2520.103-10 have been omitted, as they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Dover Corporation Retirement Savings Plan:

      In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dover Corporation Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) and supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

New York, New York

June 28, 2004

DOVER CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2003	2002

	(In thousands)
Investments, at fair value:
Dover Corporation common stock accounts	$198,860	$144,265
Mutual funds	243,303	160,095
Collective funds	175,236	120,710
Participant loans	22,678	21,428
Participant contributions receivable	1,140	1,117
Company contributions receivable	8,253	6,837

Net assets available for benefits	$649,470	$454,452

The accompanying notes are an integral part of these financial statements.

DOVER CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2003	2002

	(In thousands)
Net investment income (loss):
Interest	$4,449	$1,415
Dividends	5,154	4,385
Net realized and unrealized appreciation (depreciation) in fair value of investments	112,192	(79,361)

	121,795	(73,561)

Contributions:
Participant	29,232	30,359
Company	15,014	13,878

	44,246	44,237

Plan mergers	80,321	20,422
Rollovers	1,121	1,129
Distributions	(52,465)	(45,316)

Net increase (decrease) in net assets available for plan benefits	195,018	(53,089)
Net assets available for benefits
Beginning of year	454,452	507,541

End of year	$649,470	$454,452

The accompanying notes are an integral part of these financial statements.

(1)	Summary of Significant Accounting Policies

(a) Basis of Presentation:

      The accompanying statements prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, present the Net Assets Available for Benefits and Changes in Net Assets Available for Benefits for the Dover Corporation Retirement Savings Plan (the “Plan”).

      Generally, administrative expenses are paid by the Plan and such costs are included in the net appreciation (depreciation) in fair value of investments recorded in the Statement of Changes in Net Assets Available for Benefits.

(b) Management of Trust Funds:

      American Express Trust Company (the “Trustee”) has been granted authority by Dover Corporation’s Pension Committee (the “Plan Administrator”) appointed by the Board of Directors to purchase and sell securities.

      The Trustee maintains investment funds as follows:

•	The Dover Stock Account invests primarily in Dover Corporation common stock and contains a nominal balance in money market instruments for liquidity purposes. This Account accepts shares of Dover common stock purchased through employee contributions and employer matching and other employer contributions during the plan year.

•	The Dover ESOP Stock Account invests primarily in shares of Dover Corporation common stock with a small percentage invested in money market instruments to provide liquidity. This Account typically holds the shares of Dover common stock from the Dover Stock Account which were transferred effective May 1, 2002 and periodically thereafter. Refer to item 2, The Plan, for additional information on this account.

•	The Income Fund invests primarily in the American Express (“AXP”) Income Fund II. The Fund invests in a portfolio of intermediate maturity bonds, typically with a majority in treasury and mortgage-backed bonds. The Income Fund is the most conservative of the Plan’s investment fund options.

•	PIMCO Total Return Fund (Administrative Class) invests in a portfolio of intermediate maturity, fixed income securities, typically with a majority invested in treasury and mortgage-backed bonds. The Fund seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management.

•	The AXP Stock Fund (Class Y) is authorized to invest mainly in U.S. common stocks and bonds of blue chip U.S. companies representing almost every major sector of the economy.

•	The AXP Mutual Fund (Class Y) is authorized to invest mainly in U.S. common stocks and senior securities (preferred stocks and bonds).

•	The AXP New Dimensions Fund (Class Y) is authorized to invest mainly in U.S. common stocks with significant growth potential due to superiority in technology, marketing and management.

•	The Templeton Foreign Fund is authorized to invest primarily in common stock of companies outside the United States, including emerging markets.

•	The AIM Constellation Fund (Class A) is authorized to invest in emerging growth companies that have demonstrated above average earnings growth regardless of the size of the companies’ market capitalization.

•	The American Express Trust Long-Term Horizon Fund invests in a diversified portfolio with a moderately aggressive risk profile for individuals with long-term investment goals (typically for participants who are 12 or more years from retirement). The Fund invests in a predetermined mix of growth, growth/income and income investment funds.

•	The American Express Trust Medium-Term Horizon Fund invests in a diversified portfolio with a moderately conservative risk profile for individuals with medium-term investment goals (typically for participants who are 7 to 12 years from retirement). The Fund invests in a predetermined mix of growth, growth/income and income, and money market (cash equivalent) investment funds.

•	The American Express Trust Short-Term Horizon Fund invests in a diversified portfolio with a conservative risk profile for individuals with short-term investment goals (typically for participants who are 3 to 7 years from retirement). The Fund invests in a predetermined mix of growth, growth/income and income, and money market (cash equivalent) investment funds.

•	The AET Equity Index Fund I seeks to approximate as close as possible the rate of return of the Standard & Poors 500 Index. The Fund invests in a portfolio consisting primarily of common stocks of the Standard & Poors 500 Index.

•	Davis New York Venture Fund (Class A) seeks long-term growth of capital. The Fund invests the majority of its assets in equity securities issued by companies with market capitalizations of at least $10 billion that are believed to be of high quality and whose shares are selling at attractive prices.

•	Neuberger Berman Genesis Fund (Trust Class) invests primarily in common stocks of small-capitalization companies which it defines as those companies with a total market value of no more than $1.5 billion at the time the Fund first invests in them.

•	AET Emerging Growth Fund II seeks above average, long-term capital appreciation by investing in a portfolio consisting of the stock of small to medium-sized capitalization companies.

•	Janus Worldwide Fund (Global) is authorized to invest primarily in common stocks of foreign and domestic companies of issuers from at least five different countries, including the United States. The Janus Worldwide Fund may at times invest in fewer than five countries or even a single country. On March 2, 2004, the American Funds Capital World Growth and Income Fund replaced the Janus Worldwide Fund. The American Funds Capital World Growth and Income Fund’s investment objective is to provide investors with long-term growth of capital while providing current income. It invests primarily in common stocks of well-established companies located around the world.

      The Plan Administrator may delegate the management of the Plan’s assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

(c) Investments:

      Investments consisting of common shares in Dover Corporation are valued at the closing market price on the last business day of the Plan year based on quotations from national securities exchanges. Investments in registered mutual and collective funds are carried at the fair value of their underlying assets as of the last business day of the Plan year as determined by their respective investment managers.

      Participant loans receivable are valued at cost, which approximates fair value.

      Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

      Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

      The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d) Use of Estimates in the Preparation of Financial Statements:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Risks and Uncertainties:

      The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(f) Payment of Benefits:

      Distributions are recorded in the Plan’s financial statements when paid.

(2)     The Plan

      The following description of the Plan provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself.

      The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries (“Dover”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

      Effective as of May 1, 2002, the assets of the Plan that were invested in Dover Corporation stock were transferred to a separate account (Dover ESOP Stock Account), which constitutes an “Employee Stock Ownership Plan” (an “ESOP”) under the Internal Revenue Code. The purpose of the transfer was to allow Plan participants the option to receive dividends in cash with respect to the stock held in the Dover ESOP Stock Account, which then allows Dover to deduct for federal income tax purposes the dividends that are paid with respect to the stock in such Account, regardless of whether participants actually receive the dividends in cash. Stock acquired under the Plan after April 30, 2002, is held in a separate Account (Dover Stock Account) in the Plan that does not meet the ESOP requirements of the Internal Revenue Code. Assets held in this separate Account are transferred periodically to the Dover ESOP Stock Account.

Eligibility

      Participating companies of Dover (each and “Employer”) may participate in (i) the employee salary contribution and matching contribution features of the Plan, (ii) the profit-sharing contribution feature of the Plan, or (iii) both. Generally, all employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the Plan after attaining either age 18 or age 21. Employee salary contributions to the Plan are voluntary. Generally, a participant may elect to exclude from 1% to 50% in whole percentages of his or her compensation (the “Deferred Amount”) from current taxable income through contributions to the Plan.

Contribution and Vesting Provisions

      The amount contributed by a participant is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $200,000

(for 2002 and 2003, increasing to $205,000 for 2004 and as adjusted for future statutory changes) as the amount of compensation that may be taken into account under the Plan. Most participating Dover companies make matching contributions to the Plan equal to a percentage of the first 6% of participants’ compensation contributed to the Plan (the “Employer Matching Contribution”). At the discretion of an Employer’s board of directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of participants employed on the last day of the year. Basic and year-end matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of each participant’s compensation contributed to the Plan. All Employer Matching Contributions are initially invested in the Dover Stock Account. Participants are fully vested with respect to their salary contributions and Employer Matching Contributions, except for certain participating units whose employees are immediately eligible to join the Plan, in which case Employer Matching Contributions may be subject to a one year of service vesting requirement.

      In any Plan year in which a participant does not receive the maximum Employer Matching Contributions to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a “true-up” or a year-end additional Employer Matching Contribution. To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.

      An Employer may elect to make profit sharing contributions for a Plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions are allocated in proportion to the compensation of participants who are employed by that Employer and are employees on the last day of the Plan year. A participant’s profit-sharing account vests at the rate of 20% per year of service (except in the case of certain Employers whose employees’ profit-sharing contribution accounts are immediately vested). A participant’s profit-sharing account becomes fully vested after five years of service, upon the attainment of age 65 while a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or in the event the Plan is terminated.

Distributions and Forfeitures

      A participant’s vested account balance in the Plan is distributable following the participant’s retirement, death, or other termination of employment.

      At December 31, 2003 and 2002, the forfeited nonvested accounts that were unallocated to participants totaled $306,927 and $322,928, respectively. These accounts will be used to reduce future Employer contributions.

      The Plan allows installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a participant’s active employment.

Participant Loans

      A participant may apply for a loan at any time. A maximum of three loans per participant may be outstanding at any one time. Loans are repaid in equal installments through payroll deductions over a maximum of 30 years (for a principal residence loan) and a minimum of 1 year. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant’s vested account as of the Plan’s valuation date preceding the loan request, in accordance with Department of Labor regulations, per the following schedule:

Vested Account Balance	Allowable Loan

less than or equal to $100,000	up to 50% of Vested Account Balance
more than $100,000	$50,000

      In addition, no loan may be granted which exceeds $50,000 reduced by the aggregate outstanding loan balance of the participant during the 12 months preceding the date of the loan. Current outstanding loans bear interest from 4.0% to 12.6%.

Allocation Provisions

      Subject to the Plan’s excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of five percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds. Participants are restricted from transferring all or a portion of their Plan accounts into the Dover ESOP Stock Account.

      Each Participant has the right to roll over into the Plan distributions from other qualified plans or conduit IRA’s.

      Participants are entitled to vote their Dover shares in the Plan in the same manner as other Dover stockholders.

(3)	Investments

      The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	December 31,

	2003	2002

Dover Corporation common stock accounts	$54,218	$(38,281)
Mutual funds	44,770	(39,661)
Collective funds	13,204	(1,419)

	$112,192	$(79,361)

      The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows (in thousands):

	December 31,

	2003	2002

Dover Corporation common stock accounts	$198,860	$144,265
Income fund	118,439	91,268
AXP New Dimensions fund	69,447	54,851
AXP Stock fund	43,393	35,411
Neuberger Berman Genesis trust	35,551	*

*	Did not meet the 5% threshold.

(4)	Related-Party Transactions

      Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Dover Corporation as the Plan sponsor is also a related party under ERISA Rule 3.14.

(5)	Federal Income Taxes

      Dover Corporation has previously received a tax qualification letter dated June 6,1997 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code, and that its related trust is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter and a request for an updated determination letter is pending before the Internal Revenue Service. Dover Corporation and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(6)	Plan Termination

      Although it has not expressed any intent to do so, Dover Corporation has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan and the Internal Revenue Code. In the event of termination, participants will become 100% vested in their accounts.

(7)	Plan Mergers

      All of the following mergers and those described under Note 8 “Subsequent Events” involve companies that are indirect, wholly-owned subsidiaries of Dover Corporation. All asset amounts are in thousands and have been merged into the Plan at fair value as of the date indicated.

      On April 1, 2003, assets amounting to $76,528 were merged into the Plan from the Universal Instruments Corporation Profit Sharing Plan. Universal Instruments employees were already participating in the Plan under the salary deferral and matching contribution features.

      On May 1, 2003, assets amounting to $1,218 were merged into the Plan from the Somero Enterprises, Inc. 401(K) Plan. Somero employees began participating in the Plan on May 1, 2003.

      On October 1, 2003, assets amounting to $2,403 were merged into the Plan from the Hover-Davis, Inc. 401(K) Profit Sharing Plan. Hover-Davis employees began participating in the Plan on October 1, 2003

      On January 1, 2002 assets amounting to $2,209 were merged into the Plan from the Hydro-Cam Engineering Company Profit Sharing Plan and Trust. Hydro-Cam employees began participating in the Plan on January 1, 2002.

      On March 1, 2002 assets amounting to $1,359 were merged into the Plan from the Hydro Systems Company Retirement Savings Plan. Hydro Systems employees began participating in the Plan on March 1, 2002.

      On March 1, 2002 assets amounting to $161 were merged into the Plan from the Colgate South Salary Savings Plan, which was sponsored by Kurz-Kasch, Inc. Colgate South employees began participating in the Plan on January 1, 2002.

      On March 15, 2002 assets amounting to $11,872 were merged into the Plan from the Vectron Laboratories Inc. Profit Sharing Plan and Trust. Vectron International Norwalk employees were already participating in the Plan by making salary deferrals under the Plan’s 401(k) feature.

      On May 1, 2002 assets amounting to $3,766 were merged into the Plan from the Kurz-Kasch, Inc. Second Amended and Restated Profit-Sharing Plan. Kurz-Kasch employees began participating in the Plan on January 1, 2002.

      On May 15, 2002 assets amounting to $943 were merged into the Plan from the CPI Products Inc. Employees 401(K) Profit Sharing Plan. CPI employees began participating in the Plan on May 15, 2002.

(8)	Subsequent Events

      On January 1, 2004, assets amounting to $6,902 were merged into the Plan from the Petro Vend, Inc. Profit Sharing & Payroll Deferral Plan. OPW Fuel Management Systems (formerly Petro Vend, Inc.) employees began participating in the Plan on January 1, 2004.

      On January 1, 2004, assets amounting to $9,732 were merged into the Plan from the Wilden Pump and Engineering Company Restated 401(K) Plan. Wilden Pump employees began participating in the Plan on January 1, 2004.

      On April 1, 2004, assets amounting to $3,645 were merged into the Plan from the Tulsa Winch, Inc. 401(K) Plan. Tulsa Winch employees began participating in the Plan on April 1, 2004.

      On April 1, 2004, assets amounting to $1,447 were merged into the Plan from the dp Manufacturing Incorporated 401(K) Plan. dp Manufacturing employees began participating in the Plan on April 1, 2004.

      On May 1, 2004, assets amounting to $4,117 were merged into the Plan from the Triton Systems of Delaware, Inc. Employee Plan & Trust. Triton Systems employees began participating in the Plan on May 1, 2004.

      On May 6, 2004, assets amounting to $12,306 were transferred into the Plan from the KNI Group 401(K) and Profit Sharing Plan in connection with Kurz-Kasch, Inc.’s 2003 acquisition of Wabash Magnetics, LLC. Former Wabash Magnetics employees became eligible to participate in the Plan as Kurz-Kasch employees on January 1, 2004.

DOVER CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2003

(a)	(b)	(c)	(d)	(e)
		Description of
	Identity of Issuer, Borrower, Lendor, etc.	Investment	Cost	Fair Value

			(In thousands)
*	Dover Corporation common stock accounts (4,594,940 shares)	Common stock fund	$170,877	$198,860

*	AXP Stock fund	Mutual funds	55,492	43,393
*	AXP New Dimensions fund	Mutual funds	83,208	69,447
	Templeton Foreign fund	Mutual funds	13,255	14,000
	AIM Constellation fund	Mutual funds	28,719	22,719
*	AXP Mutual fund Y	Mutual funds	17,373	14,360
	Davis New York Venture fund	Mutual funds	17,837	22,761
	Neuberger Berman Genesis trust	Mutual funds	28,615	35,551
	Janus Worldwide fund	Mutual funds	4,506	4,742
	Pimco Total Return fund	Mutual funds	16,423	16,330

*	Income fund	Collective funds	111,997	118,439
*	American Express Trust Long-Term Horizon fund	Collective funds	13,281	13,625
*	American Express Trust Medium-Term Horizon fund	Collective funds	9,166	9,832
*	American Express Trust Short-Term Horizon fund	Collective funds	4,824	5,186
*	AET Equity Index I	Collective funds	19,082	21,469
*	AET Emerging Growth II	Collective funds	5,829	6,685

*	Loan fund, Interest rate varies from 4.0% to 12.6%, maturity dates vary from 1/1/2004 to 6/22/2032	Loans	22,731	22,678

* Denotes party-in-interest

DOVER CORPORATION RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4a — DELINQUENT PARTICIPANT CONTRIBUTIONS

As of December 31, 2003
(In thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$443	$443

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ JOSEPH W. SCHMIDT

Joseph W. Schmidt,
Vice President General Counsel, Secretary and
Member of the Pension Committee
(Plan Administrator)

Dated: June 28, 2004